Exhibit 21.1
Subsidiaries of
Apple Inc.*

Jurisdiction of Incorporation
Apple Asia Limited	Hong Kong
Apple Asia LLC	Delaware, U.S.
Apple Canada Inc.	Canada
Apple Computer Trading (Shanghai) Co., Ltd.	China
Apple Distribution International Limited	Ireland
Apple Insurance Company, Inc.	Arizona, U.S.
Apple Japan, Inc.	Japan
Apple Korea Limited	South Korea
Apple Operations Europe Limited	Ireland
Apple Operations International Limited	Ireland
Apple Operations Limited	Ireland
Apple Pty Limited	Australia
Apple Sales International Limited	Ireland
Apple South Asia (Thailand) Limited	Thailand
Braeburn Capital, Inc.	Nevada, U.S.
iTunes K.K.	Japan
Limited Liability Company Apple Rus	Russia
*    Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Apple Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.